EXHIBIT 4.1

PRESS RELEASE

Board of Directors approves

the 2004 accounts

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia's disclosure obligations under Italian law.

Targets achieved: net financial borrowings reduced to 29.5 billion euros (down 3.8 billion euros compared with year-end 2003)

Key Group earnings figures show organic growth compared with 2003:

Revenues up 4.9%, gross operating result up 4.4%, operating income up 9.3%

Consolidated net income: 781 million euros

Telecom Italia SpA net income: 2,135 million euros

Dividend: 0.1093 euros per ordinary share, 5% higher than the dividend distributed the preceding year; 0.1203 euros per savings share

Wireline: revenues up 2.1% (1.8% organic growth); Gross Operating Result up 2.1% (2.0% organic growth); operating income up 4.6% (5.1% organic growth) compared with 2003

Broadband accesses in Italy and abroad doubled compared with 2003 to 4,430,000 (of which 4 million in Italy)

TELECOM ITALIA GROUP

REVENUES: 31,237 MILLION EUROS (UP 1.3% COMPARED WITH 2003), UP 4.9% ADJUSTED FOR VARIATIONS IN EXCHANGE RATES AND SCOPE OF CONSOLIDATION

GROSS OPERATING RESULT: 14,528 MILLION EUROS (UP 1.7% COMPARED WITH 2003), UP 4.4% ADJUSTED FOR VARIATIONS IN EXCHANGE RATES AND SCOPE OF CONSOLIDATION

GROSS OPERATING RESULT/REVENUES RATIO: 46.5%

(46.3% FOR 2003)

OPERATING INCOME BEFORE GOODWILL: 8,754 MILLION EUROS (UP 1.6% COMPARED WITH 2003)

OPERATING INCOME: 7,200 MILLION EUROS (UP 6.1% COMPARED WITH 2003), UP 9.3% ADJUSTED FOR VARIATIONS IN EXCHANGE RATES AND SCOPE OF CONSOLIDATION

OPERATING INCOME/REVENUES RATIO: 23.0% (22.0% FOR 2003)

PRE-TAX PROFIT: 4,956 MILLION EUROS (UP 1,514 MILLION EUROS COMPARED WITH 2003)

CONSOLIDATED NET INCOME BEFORE GOODWILL: 2,311 MILLION EUROS (2,983 MILLION EUROS FOR 2003), EQUAL TO 3,456 MILLION EUROS BEFORE MINORITY INTERESTS

CONSOLIDATED NET INCOME: 781 MILLION EUROS

(1,192 MILLION EUROS FOR 2003, WHICH BENEFITTED FROM 1,266 MILLION EUROS IN ONE-TIME TAX ASSETS), EQUAL TO 1,902 MILLION EUROS PRIOR TO MINORITY INTERESTS

FREE CASH FLOW FROM OPERATIONS: 9,887 MILLION EUROS (UP 654 MILLION EUROS COMPARED WITH 2003), EQUAL TO 31.7% OF REVENUES

NET FINANCIAL BORROWINGS: 29,525 MILLION EUROS, (DOWN 3,821 MILLION EUROS COMPARED WITH YEAR-END 2003, DOWN 1,896 MILLION EUROS COMPARED WITH SEPTEMBER 30, 2004)

TELECOM ITALIA SPA

REVENUES 16,126 MILLION EUROS (-0.6% COMPARED WITH 2003); UP 0.3% ADJUSTED FOR VARIATIONS TO THE SCOPE OF CONSOLIDATION

GROSS OPERATING MARGIN 7,540 MILLION EUROS (UP 0.3% COMPARED WITH 2003); UP 0.8% ADJUSTED FOR VARIATIONS IN THE SCOPE OF CONSOLIDATION

GROSS OPERATING RESULT/REVENUES RATIO 46.8%

(46.3% FOR 2003)

OPERATING INCOME 4,234 MILLION EUROS

(UP 3.3% COMPARED WITH 2003); UP 4.4% ADJUSTED FOR VARIATIONS IN THE SCOPE OF CONSOLIDATION

OPERATING INCOME/REVENUES RATIO: 26.3%

(25.2% FOR 2003)

NET INCOME 2,135 MILLION EUROS (2,646 MILLION EUROS FOR 2003, WHICH BENEFITTED FROM 1,266 MILLION EUROS IN ONE-TIME TAX ASSETS)

NET FINANCIAL BORROWINGS 31,257 MILLION EUROS, DOWN 4,344 MILLION EUROS COMPARED WITH YEAR-END 2003

***

Finsiel: preliminary sale contract concluded with the Cos Group

Milan, February 24, 2005 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera, today examined and approved the Group and Parent Company full-year 2004 accounts.

Telecom Italia Group Results

The scope of consolidation did not change significantly in 2004. It should however be noted that Nuova Seat Pagine Gialle left the consolidation area in August 2003; this company is therefore only included in the 2003 earnings figures for the first seven months of the year.

Revenues for 2004 amounted to 31,237 million euros, an increase of 1.3% compared with the same period in 2003 (30,850 million euros). Excluding the negative effects of exchange-rate fluctuations (175 million euros) and changes to the scope of consolidation (895 million euros, of which 703 million euros associated with the Nuova Seat Pagine Gialle disposal in August 2003), organic growth was equal to 4.9% (+1,457 million euros).

Organic revenue growth was driven by the Mobile business unit (up 1,268 million euros), which performed well on the domestic and international markets, and by the Wireline business unit (up 303 million euros), which continued successfully to expand its broadband market, innovative services and enhanced wholesale services.

The gross operating result, 14,528 million euros, grew 1.7% compared with 2003 (14,280 million euros), equal to 46.5% of revenues (46.3% for 2003).

Excluding the negative effects of exchange rate fluctuations (46 million euros) and changes to the scope of consolidation (318 million euros), organic growth was equal to 4.4% (612 million euros), and was driven by growth in the Mobile Business Unit (586 million euros), Wireline (165 million euros) and Internet & Media (27 million euros).

Operating income, equal to 7,200 million euros, posted 6.1% growth compared with full-year 2003 (6,789 million euros), following lower amortization of goodwill arising from consolidation, and lower credit risk provisions. Operating income was equal to 23.0% of revenues, compared with 22.0% for 2003. Organic growth was up 9.3% (+610 million euros).

The result before extraordinary items and taxes was 5,366 million euros (4,525 million euros for 2003), and was boosted by improved earnings and financial performance. Notably, the financial position improved by 240 million euros, compared with 2003, to -1,952 million euros.

Extraordinary income and charges brought a negative balance of 410 million euros (against a negative balance of 1,083 million euros for 2003), an improvement of 673 million euros.

Extraordinary income for 2004 amounted to 1,177 million euros, and included:

•

621 million euros in contingent assets, related to the levy paid for carrying out telecommunications activities in 1999, following the Lazio Court of Appeal (TAR) ruling no. 47/2005, issued on January 4, 2005, upholding Telecom Italia’s appeal and annulling the March 21, 2000, ministerial decree as it was unlawful;

•

190 million euros in gains from the disposal of long-term investments, of which 85 million euros from the sale of the entire equity stake in Mirror International Holding Sarl;

•

366 million euros in miscellaneous extraordinary income, including the release of 177 million euros in risk provisions (including 109 million euros set aside in 2001 for the TIM Celular equity holding) and 189 million euros in contingent assets and other extraordinary income.

Extraordinary charges for 2004 amounted to 1,587 million euros and included:

•

282 million euros in charges associated with the De Agostini settlement, which concluded with the 325 million euro acquisition of a 40% stake in Webfin;

•

182 million euros in charges and provisions for redundancies and layoffs, of which 146 million euros relating to the Parent company;

•

169 million euros in write-downs of goodwill arising from companies consolidated in Latin America (including 162 million euros for the Entel Chile);

•

158 million euros in charges for restructuring equity holdings in the Mediterranean Nautilus and Med 1 Groups;

•

152 million euros in provisions for extraordinary risks associated with the penalty imposed by the Italian Antitrust Authority for alleged abuse of a dominant position;

•

56 million euros in provisions and write-downs of tangible and intangible assets undertaken by the Latin American Nautilus Group;

•

66 million euros in charges pursuant to Law no. 58/1992 for the reinstatement of the Fondo Previdenza Telefonici (FPT) telephone workers welfare fund;

•

Provision related to the adjustment of the value of the presumed sale of Finsiel of 27 million euro;

•

495 million euros of other extraordinary charges.

The pre-tax profit was 4,956 million euros, up 1,514 million euros compared with 2003 (3,442 million euros), owing to improved operating, financial and extraordinary performances.

Consolidated net income prior to goodwill arising from consolidation was 2,311 million euros (3,445 million euros before minority interests), and was lower than the 2003 figure of 2,983 million euros.

The Group registered a consolidated net profit of 781 million euros for 2004 (1,891 million euros before minority interests), down 411 million euros compared with 2003 (1,192 million euros).

The Group’s positive performance at the operating, financial and extraordinary levels more than offset the 2,040 million euro increase in taxes, compared with 2003, which was generated by the one-off entry of deferred tax assets (1,266 million euros for 2003) available after the Olivetti/Telecom Italia merger, lower tax benefits arising from recovery of the levy on telecommunications activities (230 million euros for 2004, compared with 562 million euros for 2003), and by higher operating income.

Industrial investments totaled 5,335 million euros, up 9.0% compared with 2003 (4,894 million euros) following higher investments by the Mobile Business Unit (UMTS and Edge in Italy, and GSM in Brazil).

Net financial borrowings stood at 29,525 million euros,  a reduction of 3,821 million euros compared with year-end 2003 (33,346 million euros).

Free cash flow from operations (EBIT + amortization - industrial investments +/- change in working capital), totaled 9,887 million euros, an increase of 654 million euros (up 7.1%) compared with 2003, corresponding to 31.7% of revenues (29.9% for 2003). Net cash flow was used to pay 1,952 million euros in net financial charges, 1,326 million euros in direct taxation, and 2,780 million euros in dividends.

Compared with September 30, 2004, debt was 1,896 million euros lower as a result of free cash flow from operations, which was partially impacted by 880 million euros in direct taxes.

Cash cost efficiencies amounted to 771 million euros in 2004 and brought the total for the period 2002-2004 to 3,021 million euro, exceeding the 2002-2004 target by 2.6 billion euros.

Group headcount at year-end 2004 was 91,365 (of whom 16,331 outside Italy), a reduction of 1,822 on the year-end 2003 figure of 93,197. Changes to the scope of consolidation saw 2,112 employees leaving the group, while the balance of new hires and layoffs was as a positive 290. Labour costs totaled 4,037 million euros, down 6.1% compared with 2003. Labour costs were equal to 12.9% of revenues, compared with 13.9% of revenues in 2003.

TELECOM ITALIA SPA

The 2004 accounts data are presented in comparison with data from 2003 that has been recalculated by backdating to January 1, 2003, the effects of the integration of IT Telecom SpA and EPIClink SpA into Telecom Italia SpA. The merger was actually implemented on December 31, 2004, with effect for accounting and tax purposes from January 1, 2004. Comparisons on equivalent consolidation terms exclude the effects of the transfer of IT Telecom SpA’s “Development” division to TIM SpA.

Parent company revenues amounted to 16,126 million euros, slightly lower than 2003 (-0.6%). Revenues registered organic growth of 48 million euros (up 0.3%) in 2004, adjusted for changes in the scope of consolidation.

The gross operating result, equal to 7,540 million euros, registered a 19 million euro increase compared with 2003 (up 0.3%). Organic growth of 63 million euros (0.8%) was achieved when adjusted for changes to the scope of consolidation. The gross operating result corresponded to 46.8% of revenues from sales and services (46.3% for 2003).

Operating income, equal to 4,234 million euros, registered growth of 136 million euros (+3.3%) compared with 2003. Organic growth was to 179 million euros (+4.4%) when adjusted for changes to the scope of consolidation. Operating income corresponded to 26.3% of revenues, against 25.2% for 2003.

The result before extraordinary items and tax was 3,923 million euros, up 511 million euros compared with 2003 (3,412 million euros). This result benefited from a 641 million euro improvement in the balance of financial performance (-1,772 million euros for 2004, against -2,430 million euros for 2003), which was only partially offset by a 266 million euro reduction in the balance of income and charges from equity interests (1,461 million euros for 2004, against 1,727 million euros for 2003).

The parent company made a net profit of 2,124 million euros, 522 million euros lower than for 2003. The Parent company’s reduced net income can essentially be ascribed to the boost to last year’s net income as a consequence of 1,266 million euros in tax benefits arising from the Olivetti/Telecom Italia merger.

Net financial borrowings stood at 31,257 million euros, a 4,344 million euro reduction on the 2003 figure.

EVENTS OCCURRING AFTER 31 DECEMBER 2004

Stages of the Telecom Italia/TIM integration

As already known, on December 7, 2004, the Telecom Italia and TIM Boards of Directors adopted a plan to integrate the two companies. Against a backdrop of rapid technological change, this move lays the foundation for major industrial efficiency gains, while at the same simplifying the Group’s ownership structure and optimizing its financial and capital structures.

In accordance with said stages of integration, on 21 January 2005 the voluntary cash tender offer for 2/3 of the outstanding TIM ordinary share free float and for all TIM savings shares was concluded. Notwithstanding the failure to achieve the minimum subscription level for the savings shares, Telecom Italia waived the offers condition relating to minimum acceptance levels, maintaining that the operation was still a success, given the goal of optimizing the structure of share capital, as well as that of optimizing Telecom Italia’s financial and capital structures..

In 23 January 2005 the merger plan was approved, with subsequent convening, in the first days of April, of extraordinary Telecom Italia and TIM shareholder meetings. It is expected that the merger should be finalized at the end of the first half of 2005, once 2004 dividends have been paid out.

To conclude, today an act was signed conferring the branch of the company’s Italian mobile communications business to a company wholly-owned by TIM (refer to TIM’s press release)

Finsiel: preliminary sale contract concluded with the Cos Group

In relation to the procedure for the disposal of Telecom Italia’s controlling stake in Finsiel S.p.A. and following the receipt of proposals, Telecom Italia, as decided today by the Board of Directors, has underwritten a preliminary sale contract with the COS Group. The transaction, which regards Telecom Italia’s entire stake in Finsiel (79.5%), is determined on the basis of an Enterprise Value set at approximately 164 million euro.

In the 2004 consolidated accounts, the value of Finsiel has been aligned to the presumed value of the sale, with a write-down provision of 27 million euro. This operation will allow the introduction of deferred tax benefits of 38 million euro, deriving from the write-down of 115 million euro carried out by Telecom Italia in 2002, with a positive net effect at the consolidated level of 11 million euro.

Bond Buyback

On January 26 and February 3, 2005, Telecom Italia Finance S.A. bought back units of its own bonds on the open market (original 3,000 million euros, 6.125% coupon value, maturing on April 20, 2006; residual on 31 December, 2004, 2,745 million euros) for amounts corresponding to 26 and 30 million euros, respectively. With these buybacks, residual nominal debt stands at 2,689 million euros.

Convertible Bond Loan 2001-2010

After 31/12/2004 and in accordance with the suspension periods set forth in the bond loan conditions, applications were received for the conversion of the 2001-2010 convertible Bond loan issued by Telecom Italia S.p.A. (formerly Olivetti S.p.A.) regarding 1,406,391,362 bonds, corresponding to 663,188,066 Telecom Italia ordinary shares. This reduced borrowings by approximately 1.5 billion euros.

Agreement regarding the disposal of ENTEL CHILE S.A.

On January 25, 2005, through subsidiary company Telecom Italia International N.V., Telecom Italia signed an agreement with Almendral S.A. (a holding company listed on the Santiago stock market in Chile, owned by local entrepreneurs including the Hurtado Vicuna and Matte Groups) regarding the disposal of its equity stake in the Entel Chile S.A. company, corresponding to 54.76% of the company’s share capital. Telecom Italia International is to be paid USD 934 million for the sale.

Subject to obtaining clearance from the relevant authorities, the deal is expected to be completed within the next three months.

This disposal falls within the framework of the Telecom Italia Group strategy to rationalize its international portfolio and focus on areas of strategic interest offering potential for growth.

BREAKDOWN OF BUSINESS UNIT RESULTS

INTERNET & MEDIA AND MOBILE

The Telecom Italia Media and TIM 2004 draft accounts are published in press releases issued following the Board meetings called to approve these accounts.

WIRELINE

Telecom Italia’s fixed-line services network business unit confirmed an overall trend of revenue and profitability growth in 2004, driven by an ongoing improvement in company performance and strong broadband market expansion.

Revenues from sales and services were equal to 17,571 million euros, a 2.1% increase compared with last year’s figure of 17,216 million euros, and confirming last year’s positive trend. Organic growth was equal to 1.8%.

Voice revenues fell slightly (-67 million euros) compared with 2003 to 10,267 million euros. Customer loyalty enhancement strategies continue to be rolled out: the portfolio of offers was expanded with new flat rate offers and the new Tutto 4* and Chat SMS options, 7.8 million of which have been sold. The latest Aladino range of innovative handsets, designed to support these new services, are helping to drive take-up of these offers.

Internet and Data Business revenues, of 2,526 million euros, rose by 280 million euros compared with 2003. Revenues were driven by the success of the Adsl Alice and Smart broadband products, which registered revenue growth in excess of 108%, and by innovative data transmission services, which registered 20% revenue growth. The broadband portfolio exceeded 4,010,000 domestic accesses (up 96.6%), with a further 420,000 accesses supplied outside Italy (up 162%). The aggregate broadband portfolio more than doubled over the year to 4,430,000, from just over 2 million accesses at the end of 2003.

Revenues from wholesale services were also up 1.9% on the 2003 figure to 3,329 million euros. The greatest growth was recorded by revenues from data services (up 60.7%) and wholesale international services (up 4.3%).

The gross operating result, equal to 8,426 million euros, registered 2.1% growth compared with 2003, and corresponded to 48.0% of revenues (47.9% for 2003). Organic growth was equal to 2.0%.

Operating income, of 5,199 million euros, registered 4.6% growth compared with 2003. This was equivalent to 29.6% of revenues (28.9% for 2003). Organic growth was 5.1%.

Industrial investments were equal to 2,201 million euros in 2004, down 101 million euros compared with the preceding year. Once again in 2004, investment was oriented towards the development of innovative infrastructure, with the priority on broadband provision and services infrastructure in Italy and abroad.

Headcount at year-end 2004 totaled 50,383, down 383 compared with year-end 2003. The decline is the sum of 1,917 new hires, of whom 882 were hired by Telecontact Center, and 2,300 employees leaving as a result of terminations/changes to the consolidation area and organizational changes.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues amounted to 1,076 million euros, down 35 million euros (-3.2%) compared with 2003. This was mainly due to reduced revenues registered by the Entel Chile Group for its North American long-distance fixed-line business. Excluding exchange-rate fluctuations, revenues registered a 3.7% decrease compared with 2003.

The Gross Operating Result, 396 million euros, was 11 million euros lower (-2.7%) compared with 2003, and corresponded to 36.8% of revenues (36.6% for 2003).

Operating income, equal to 121 million euros, was 24 million euros lower (-16.6%) compared with 2003, and corresponded to 11.2% of revenues (13.1% for the preceding year).

Industrial investments amounted to 157 million euros, up 28 million euros compared with 2003.

Headcount at year-end 2004 stood at 5,080, up 127 on year-end 2003 as a result of hiring by the Entel Chile Group.

OLIVETTI TECNOST

Revenues amounted to 601 million euros, down 54 million euros compared with 2003 (- 8.2%). Excluding the negative effects of exchange-rate fluctuations and changes to the scope of consolidation – notably, the end of trading in Latin America and the disposal of operations in the US and Mexico – organic growth was equal to 15 million euros (up 2.7%).

The gross operating result registered a 44 million euro profit, up 4 million euros (10%) compared with 2003. Excluding the effects of exchange-rate fluctuations and changes to the scope of consolidation, there was no organic growth, predominantly as a result of incremental costs on new projects.

Operating income for 2004 was 21 million euros, an improvement of 19 million euros compared with 2003. Organic growth was equal to 13 million euros, following last year’s restructuring and incremental costs on new projects.

Industrial investments amounted to 15 million euros compared with 20 million euros in 2003.

Headcount at year-end 2004 was 2,108, down 287 on year-end 2003.

INFORMATION TECHNOLOGY MARKET

The IT Mercato business unit has, since 2002, incorporated all the Group’s IT companies and IT operations serving the external market. Changes to the business unit compared with 2003 consist of the sale of IT Telecom’s equity stake in Webegg to Value Partners.

Revenues for 2004 were equal to 729 million euros, down 99 million euros on the 2003, figures recalculated on equivalent terms. This was mainly due to the invoicing of the Telcal contract (-112 million euros) in 2003, on completion of operations undertaken over prior years.

The gross operating result was equal to 65 million euros, 15 million euros lower than in 2003, mainly due to lower gross earnings by Banksiel.

Operating income was also impacted by Banksiel’s downturn in performance, and was reduced by 23 million euros from 59 million euros in 2003 to 36 million euros in 2004.

Industrial investments amounted to 25 million euros, 2 million euros lower than in 2003.

Headcount at year-end 2004 totalled 4,131, down 34 on the recalculated year-end 2003 figure.

INFORMATION TECHNOLOGY GROUP

On September 9, 2004, Telecom Italia’s Board of Directors adopted a plan to integrate 100%-owned subsidiaries IT Telecom S.p.A. and Epiclink S.p.A. into Telecom Italia. The merger became effective on December 31, 2004, with accounting and fiscal effect from January 1, 2004.

This move was part of a wide-ranging reorganization of the Group’s information technology division. Bringing operations by these two subsidiaries back into Telecom Italia rationalizes the use of resources and technological competencies, as well as significantly simplifying operational, administrative and corporate management practices.

Consolidated revenues, equal to 965 million euros, grew by 17 million euros compared with the recalculated 2003 data, as a result of an increase in operations undertaken for Telecom Italia’s corporate functions and Wireline.

The gross operating result, equal to 76 million euros, registered 24 million euros growth compared with 2003.

Operating loss 67 million euro, an improvement of 12 million euro compared with 2003.

Industrial investments totaled 180 million euros, essentially unchanged from 2003 levels.

Headcount at year-end totalled 3,160, down 56 on the recalculated year-end 2003 figure.

BOND ISSUES AND BONDS REACHING MATURITY

Telecom Italia undertook four bond issues during the course of 2004 under the Telecom Italia Euro Medium Term Note Programme, which allows for bond issues up to a ceiling of 10 billion euros, as approved by the company Board:

*

On January 29, 2004, for an aggregate of 3,000 million euros, divided into three tranches:

•

1,000 million euros, maturing on October 29, 2007;

•

750 million euros, maturing on January 28, 2011;

•

1,250 million euros, maturing on January 29, 2019;

*

On April 8, 2004, the private placement of a 110 million euro variable rate bond loan maturing on March 30, 2009;

*

On June 24, 2004, an aggregate of 850 million GBP, maturing on June 24, 2019;

*

On November 23, 2004 an aggregate of 120 million euros, maturing on November 23, 2015.

On October 6, 2004, Telecom Italia Capital S.A. issued a bond loan for an aggregate total of 3,500 million US dollars, guaranteed by Telecom Italia S.p.A., and divided into three tranches:

•

1,250 million USD, maturing 15 January 2010;

•

1,250 million USD, maturing 30 September 2014;

•

1,000 million USD, maturing 30 September 2034.

On December 14, 2004, Telecom Italia Finance S.A. made arrangements for the issue of a new bond: “Telecom Italia Finance S.A. Euro 499.72 million Guaranteed Floating Rate Extendable Notes Due 2006”, with a new maturity date of December 14, 2006”.

In 2004 Telecom Italia undertook further bond issues under the auspices of the 2002-2022 bond loan reserved for company employees, for a nominal value of 0.7 million euros.

The following bonds issued by Telecom Italia Finance and guaranteed by Telecom Italia S.p.A mature within the 18 month period subsequent to the closure of the 2004 accounts:

•

0.3 million euros, maturing 14 March 2005;

•

803 million euros, maturing 3 November 2005;

•

1,100 million euros, maturing 3 January 2006;

•

1,964 million euros, maturing 15 March 2006;

•

2,745 million euros, maturing 20 April 2006.

SHAREHOLDERS’ MEETING CONVENED

The Telecom Italia Board of Directors has added the adoption of the annual accounts and supplementary appointments to the Board to the agenda for the Shareholders’ Meeting to pass a resolution on the merger plan.

In view of the size of the net profit from operations and the favorable outlook, a greater remuneration of share capital than last year is being recommended, with the distribution of a dividend calculated on the basis of 0.1093 euros for each ordinary share (5% more than the 2004 dividend) and 0.1203 euros for each savings share.

Dividends shall become payable on April 21, 2005; the ex-dividend date is April 18, 2005.

In view of the current process of integrating TIM into Telecom Italia, the Shareholders’ Meeting is called upon to supplement the Board of Directors of the “new” Telecom Italia with the experience and professionalism proven during management of the mobile business. To this end, TIM CEO Marco De Benedetti and independent Board member Enzo Grillo have been selected. The appointees have served on the TIM Board since 1999 and 2001, respectively.

Curricula for these two candidates may be consulted on the Telecom Italia Group web site.

* * *

Following the addition to the Shareholders’ Meeting agenda of the proposal to approve the financial statements, from tomorrow and until March 10, 2005, both dates being inclusive, conversion rights are duly reinstated on the bonds issued under the auspices of the “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso” bond program (of which 1,403,911,423 are currently outstanding, corresponding to a maximum of 662,018,643 ordinary shares upon conversion).

Pursuant to the terms and conditions of the bond loan, the right to submit conversion applications shall once more be suspended from March 11 to April 18, 2005, inclusive. April 18 is the ex-coupon date.

§

The 2004 results will be illustrated to the financial community during a conference call on Friday February 25, 2004, starting at 3 p.m. Italian time.

Journalists may listen in to the conference call by calling +39 06 33168. There is no facility for journalists to askt questions.

Journalists who are unable to listen live may access a recording of the presentation by calling +39 06 334843, (access code 71111#).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+ 39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+ 39.06.3688.2381/3378

www.telecomitalia.it/investor_relation

TELECOM ITALIA

Consolidated balance sheets

(millions of euro)	12.31.2004 (a)	12.31.2003 (b)	Change (a-b)
A. INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS			
Intangible assets:			
• difference on consolidation	25.637	27.137	(1.500)
• other intangible assets	7.237	6.716	521
Fixed assets	17.717	18.324	(607)
Long-term investments:			
• equity investments and advances on future capital contributions	1.064	1.470	(406)
• other	802	926	(124)
(A)	**52.457**	**54.573**	**(2.116)**
B. WORKING CAPITAL			
Inventories	435	426	9
Trade accounts receivable	6.665	7.080	(415)
Other assets	2.646	3.960	(1.314)
Trade accounts payable	(7.057)	(5.964)	(1.093)
Other liabilities	(5.436)	(6.671)	1.235
Reserves for employee termination indemnities and pensions and similar obligation	(1.363)	(1.338)	(25)
Capital and/or investment grants	(209)	(263)	54
Deferred tax assets net of reserve for income taxes	3.246	4.609	(1.363)
Other reserves for risks and charges	(1.998)	(2.477)	479
(B)	**(3.071)**	**(638)**	**(2.433)**
C. NET INVESTED CAPITAL (A+B)	**49.386**	**53.935**	**(4.549)**
Financed by:			
D. SHAREHOLDERS' EQUITY			
Parent Company interest	15.172	16.092	(920)
Minority interest	4.689	4.497	192
(D)	**19.861**	**20.589**	**(728)**
E. MEDIUM/LONG TERM DEBT	**36.535**	**30.545**	**5.990**
F. NET SHORT-TERM FINANCIAL DEBT (LIQUIDITY)			
Short-term borrowings	2.027	10.613	(8.586)
Liquid assets and short-term financial receivables	(9.878)	(8.482)	(1.396)
Financial accrued expenses (income) and deferred expenses (income), net	841	670	171
(F)	**(7.010)**	**2.801**	**(9.811)**
G. TOTAL NET FINANCIAL DEBT (E+F)	**29.525**	**33.346**	**(3.821)**
H. TOTAL FINANCING (D+G=C)	**49.386**	**53.935**	**(4.549)**

Consolidated statements of cash flows

(millions of euro)		Year 2004	Year 2003
A. NET DEBT AT BEGINNING OF PERIOD		**(33.346)**	**(33.399)**
Operating income		7.200	6.789
Depreciation of fixed assets/amortization of intangible assets		6.646	6.779
Investments in fixed assets and intangible assets (1)		(5.335)	(4.894)
Proceeds from sale of intangible assets and fixed assets		21	27
Change in operating working capital and other changes		1.355	532
B. OPERATING FREE CASH FLOW		**9.887**	**9.233**
Investment in long-term investments and difference on consolidation (1)		(583)	(6.560)
Proceeds from sale/redemption value of other assets		595	741
Demerger and sale New Seat Pagine Gialle			3.681
Change in non-operating working capital and other changes (2)		(3.549)	(6.026)
C.		**(3.537)**	**(8.164)**
D. NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS/WITHDRAWAL RIGHT	**(B+C)**	**6.350**	**1.069**
E. DISTRIBUTION OF INCOME/RESERVES		**(2.780)**	**(1.049)**
F. CONTRIBUTIONS BY SHAREHOLDERS/WITHDRAWAL RIGHT		**251**	**33**
G. CHANGE IN NET DEBT	**(D+E+F)**	**3.821**	**53**
H. NET DEBT AT END OF PERIOD	**(A+G)**	**(29.525)**	**(33.346)**

The change in net debt is the result of the following:

(millions of euro)		
Increase (decrease) in medium/long-term debt	5.990	(2.747)
Increase (decrease) in short-term borrowings	(9.811)	2.694
CHANGE IN NET DEBT	**(3.821)**	**(53)**

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)		
Industrial investments:	5.335	4.894
- other intangible assets	*2.015*	*1.783*
- fixed assets	*3.320*	*3.111*
Difference on consolidation	430	5.096
Investment in long-term investments	153	1.464
CASH USED FOR INVESTMENTS	**5.918**	**11.454**

(2) The item can be analyzed as follows:

(millions of euro)		
Net financial income (expenses)	(1.952)	(2.192)
Utilization of reserves for risks for the early exercise of the JP Morgan put option		(1.942)
Income taxes payments	(1.326)	(771)
Other taxes payments (remission and withholding tax)	(190)	(186)
Net extraordinary income (expenses) and other	(81)	(935)
CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	**(3.549)**	**(6.026)**